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[C A M B R E X LOGO]


September 6, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC

Dear Mr. Rosenberg:

This letter is Cambrex Corporation's ("the Company") response to your letter to the Company dated July 28, 2006 regarding the Company's 2005 Form 10-K filed May 26, 2006 (File No. 001-10638). The Company acknowledges that;

     o it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

     o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your letter included the following inquiries related to the Company's Revenue Recognition policy described within the Summary of Significant Accounting Policies on page 51 of the Company's 2005 Form 10-K:

     1. To help us understand how your method of recognizing revenue for contracts that contain milestone based payments complies with GAAP, please explain to us:

          o Whether revenue earned from these contracts are solely milestone based payments.

               Company's response

               The Company recognized $0.2 million, $10.5 million, and $12.4 million pursuant to milestone based contracts in 2003, 2004 and 2005 respectively. These revenues represented 0.1%, 2.4% and 2.8% respectively of the Company's consolidated gross sales for those years. The revenues earned on these contracts were predominantly milestone-based except for certain amounts related to consumable materials that are reimbursable at cost plus a small mark-up. Projects may shift to product-based arrangements in their later stages where pricing is on a per-batch basis, but the Company has had only one such contract to date.






Cambrex Corporation | One Meadowlands Plaza | East Rutherford, NJ 07073 Phone 201.804.3000 | Fax 201.804.9852 | www.cambrex.com
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          o    The nature of the services/events that trigger milestone
               payments.

               Company's response

               The Company's milestone-based revenue occurs within its Biopharma segment, a provider of contract biopharmaceutical services including process development and manufacturing.

               Within the Biopharma segment, the services/events that trigger milestone payments are the completion of distinct activities determined jointly by the customer and the Company to be the key measures of progress within the arrangement. These activities vary by contract but often include:

                   o Technology transfer and related activities - the Company will start early-stage work related to a new biotech drug by transferring the customer's knowledge related to its production process into the Company's labs. Milestone payments for these activities are triggered by the completion of the technology transfer, the delivery of a report documenting the activities performed and customer acknowledgement that the service has been satisfactorily completed;

                   o Process development activities - the Company improves production processes developed by the customer in order to facilitate the larger-scale manufacture of the drug to be used for clinical trials. There are various milestones based on discrete and identifiable achievements within the process development phase of the arrangement. Milestone payments for these activities are typically triggered by the completion of the process development activities, delivery of a report documenting the activities performed and customer acknowledgement that the service has been satisfactorily completed;

                   o Pre-production activities - these activities include raw material procurement, testing of raw materials and development of related procedures. Milestone payments for these activities are triggered by the completion of the testing of the raw materials, completion of the related documentation and customer acknowledgement of the completion of these activities;

                    o Production activities - initial production runs have the goal of demonstrating the large-scale manufacturing process using the equipment that will be used for actual production at a later stage. These activities are often referred to as engineering runs and the milestone payment is triggered by the completion of the initial production run, execution of the batch record documenting all related procedures performed, and customer acknowledgment of the completion of these activities.

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                    The  Company also produces product to be used in clinical
                    trials. Milestone payments related to this product will generally be triggered by the completion of final product testing and quality assurance release by both the Company and the customer. However, revenue will not be recognized for product to be used in clinical trials until the milestone has been met and the related product has been delivered to the customer or a customer-designated site.

          o Why you believe that you are able to reasonably estimate "total estimated contractual costs" and "total expected contractual payments."

               Company's response

               The Company believes it is able to reasonably estimate total contractual costs due to the significant experience of both its management and staff-level personnel in completing the types of milestones and overall projects discussed above. Significant effort is expended by both the Company and its customers in coming to agreement on expected effort required and the resulting milestone pricing.

               Revenue is then recognized using the "lesser of" non-refundable milestone payments earned or the result achieved by applying percentage of completion based upon costs. The "lesser of" methodology provides additional assurance that revenue recognized is consistent with the company's efforts and the value transferred to the customer. It should be noted that it is rare that the percentage of completion cost formula governs revenue recognition; instead it is almost always the milestone payments that dictate how much revenue is recognized.

               Once work under a milestone arrangement is underway, project teams review all significant projects regularly (at least monthly) and total expected contractual costs are updated as necessary (at least quarterly).

               The Company believes it is reasonably able to estimate total expected contractual payments because the milestone payments are fixed, and as such, there is typically little variability in the milestone payments once the arrangement is contractually defined.

          o Whether or not and if so how the likelihood of actually achieving the milestone is factored into the decision to include the amount in your "total estimated contractual costs" and "total expected contractual payments."

               Company's response

               Achievability of milestones is assessed by a Technical Evaluation Team within Cambrex prior to the Company's proposal to provide services under any

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               milestone arrangements. This team evaluates the adequacy of the
               Company's assets, people and know-how to achieve identified milestones and if it is determined that there is a reasonable level of doubt regarding the Company's ability to complete all milestones, the arrangement will not be approved or it will be proposed to the customer under a different arrangement (e.g., billing based solely on time and materials incurred). The Company has achieved all milestones since it began entering milestone-based arrangements in 2003.

          o Why using an input measure of progress on the contracts such as costs is appropriate when typically an output measure is a more appropriate measure of progress in these circumstances.

               Company's response

               Within its milestone arrangements, the company is primarily performing services for the client and providing detailed reports documenting those services. As such, our predominant input, labor hours, is representative of the service provided to the customer.

               Milestones in the later stages of these arrangements may include the production of a defined amount of drug product to be used in human clinical trials that would typically constitute the only defined and "measurable" output within a typical arrangement other than written reports. In such situations, revenue is recognized upon the delivery of the product to the customer or a customer-designated site.

               For a further discussion of the nature of the services triggering milestone payments, see the Company's response to the staff's related question above.

          o Why you believe that your method reasonably recognizes revenue as earned and complies with GAAP.

               Company's response

               The first step in the Company's revenue recognition process for milestone-based arrangements is to identify all accounting units as defined within EITF 00-21. Our customers contract for common types of services during the development stages of a biotechnology drug's life cycle, and as any individual service or subset of these services fails to have stand-alone value, these arrangements almost always constitute one Accounting Unit.

               There is a natural tension between the Company and its customers related to the amount and timing of the milestone payments, resulting in the milestone payments reflecting a reasonable balance of the proportionate effort required to complete each milestone and the customer's perceived relative value of each milestone.

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               EITF 91-6 limits revenue recognition to the lesser of 1)
               non-refundable milestone payments earned and due and payable, and
               2) cost to date as a percentage of total expected cost multiplied by total milestone payments under the arrangement, and as such, provides a built-in and appropriate level of conservatism that mitigates the possibility of recognizing revenue too early as a result of "front-loaded" milestone payments. As stated earlier, it is rare that the cost formula governs revenue recognition; instead it is almost always the milestone payments that limit how much revenue is recognized.

          o How your situation is analogous to the Issue in EITF 91-6 and is appropriate for you to use.

               Company's response

               In late 2003 when the Company entered its first milestone-based payment arrangement, it consulted relevant authoritative literature, its external auditors' engagement team, (PricewaterhouseCoopers) and their SAB 104 Guide, which draws an analogy to EITF 91-6 as an appropriate method to recognize milestone payments. EITF 91-6 provides a workable revenue recognition model for competitively negotiated contracts whereby billings occur based upon a schedule agreed upon in advance and vendor activities/outputs may vary from original estimates during the term of the contract. The Company believes its milestone contract fact patterns are reasonably analogous to the issue in EITF 91-6. The Company reviewed the different methods outlined by PwC's SAB 104 Guide by which revenue for these arrangements could be recognized and chose the EITF 91-6 model as the most appropriate method.


                                                  Sincerely,

                                                  /s/ Luke M. Beshar
                                                  ----------------------------
                                                  Luke M. Beshar
                                                  Executive Vice President and
                                                  Chief Financial Officer
                                                  Cambrex Corporation

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